Russell Douglas Goode
Updated 06/09/2020
CURRICULUM VITALE

Biographical Data
Place of Birth: Florence, Alabama

Education

2001-2005:	University of South Alabama, Mobile, Alabama
	Bachelor of Science, Magna Cum Laude
	ACS Accreditation in Chemistry and minor in Biology
	Honors: Phi Kappa Phi, Mortar Board, Honors Program, Most Outstanding Graduate 2005

2006-2010:　　University of South Alabama College of Medicine, Mobile, Alabama
　　　　　　　　　Medical Doctorate
　　　　　　　　　Honors: AOA, Samual Eichold Scholarship, Thaddeus Waterman Scholarship

2010-2015:　　University of South Alabama Orthopaedic Residency Program
　　　　　　　　　Honors: Yelton Resident Essay Competition: 2nd Place. 2012

2015-2016:　　Orthopaedic Trauma Fellowship, University of Missouri

Employment

2016-2018:　　Orthopaedic Trauma Surgeon, The Orthopaedic Group P.C. (Mobile, AL)
Jan2017-current: Independent Consultant, Precision Clinical Research LLC (Mobile, AL)
Jan2018-current: Rehabilitation Director, Ashland Place (Mobile, AL)
Jan2018-current: Orthopaedic Trauma Surgeon, Alabama Orthopaedic Clinic (Mobile, AL)

Certifications

United States Medical Licensing Examination

　　　Step 1: May 2008: 230　　　　Step 2: August 2009: 248　　　Step 3: July 2010: Passed

American Board of Orthopaedic Surgery Certification Exam 2015: Passed
American Board of Orthopaedic Surgery Oral Examination 2018: Passed
Alabama Board of Medical Examiners: License #31474 (Active)
Missouri Board of the Healing Arts #2015008273 (Inactive)
Florida Board of Medical Examiners: License #TRN18355 (Expired)

Course Attendance

AO Basic Fracture Course: Sun Valley, ID 2010
AO Advanced Fracture Course: Dallas, TX 2011
Enneking Tumor Course: Gainesville, FL 2012
Rib Fracture Fixation Course: Minneapolis, MN 2013
Orthopaedic Trauma Association: Phoenix, AZ 2013
Orthopaedic Trauma Update: New York 2013
AOA Resident Leadership Forum, Montreal 2014
AO Trauma Fellows Symposium Las Vegas 2016
OTA Fellows Course, Boston, MA 2017

Course Instructor

AO Basic Fracture Course, Rosemont IL 2019
AO Basic Fracture Course, Charlotte, NC 2020

<u>Presentations</u>

Curiel R, **Goode R,** Alonso J, Entry Point and the Lateral Entry Femoral Nail. Alabama Orthopaedic Society Meeting. Sandestin, FL. May 2010

Goode R, Eberhart A, Alonso J. Sacro-iliac Joint: The Forgotten Joint. Alabama Orthopaedic Society Meeting. Sandestin, FL. May 2012

Goode R, Alonso J. Treatment and Diagnosis of Sacro-iliac Joint Pain using Anterior Compression Plating. Alabama Orthopaedic Society Meeting. Point Clear, AL. May 2013

White, S, **Goode R,** Meyer F. Evaluation of secondary etiologies of patients failing conservative treatment for DeQuevain's. Alabama Orthopaedic Society Meeting. Birmingham, AL May 2014

Goode R, George M, Alonso J. Diagnosis and Treatment of Sacro-iliac Joint Pain using Anterior Compression Plating: A Retrospective Outcome Study. AAOS Meeting. New Orleans, LA. March 2014

Goode R. Grand Rounds Presentation. University of Missouri. Columbia, MO. June 2016

Goode R. Alabama Department of Labor Workers Compensation Convention. Birmingham AL. October 2016

Goode R. Grand Rounds Presentation. University of South Alabama. Mobile, AL. October 2016

Goode R. Alabama Department of Labor Workers Compensation Convention. Gulf Shores AL. March 2017

Goode S, **Goode R,** Crist B. Putting the Brakes on Breaks. Mid-American Orthopaedic Association. June 2017

Gilling J, Campfield B, **Goode R**, Crist B "Safety and Complications Associated with MRI-Conditional External Fixators" USA Resident and Fellow Exposition 2017 Poster of Distinction. June 2017

Goode R. Alabama Self Insurers Association meeting. Destin, FL August 2017

Goode, R. Industrial Workers Rehab Adjuster CME meeting. Mobile, AL Dec 2017

Goode, R. Senior Spirits Hip Fracture Presentation. Mobile, AL April 2018

Goode, R. IWR Case Manager CEU Presentation. Mobile AL October 2019

Goode, R. Bay Area Nurse Practitioner Meeting. Mobile, AL Dec 2019

Goode, R. AONA Charlotte Basic Course Faculty Presenter. Charlotte, NC Jan 2020

Goode, R. AED Honor Society Guest Lecturer. Mobile, AL Jan 2020

Goode, R. Alabama Self-Insurers Association Winter Meeting. Montgomery, AL Jan 2020

<u>Publications</u>

Surgical findings that likely lead to failure of conservative treatment of De Quervain's tenosynovitis Stephen White, MD, **Russell Goode, MD**, Frederick N. Meyer, MD. USA Orthopaedic Journal. Volume 1 2015-2016 edition

Case Report: Arthroscopic Treatment of Tarsometatarsal Joint Pain of Unknown Etiology **Russell Goode, MD** and Joe B. Ray, MD. USA Orthopaedic Journal. Volume 1 2015-2016 edition

Putting the Brakes on Breaks: Osteoporosis screening and fracture Prevention. Sarah Goode DNP, **Russell Goode MD,** Jackie Beshears DNP, Brett Crist MD. Geriatric Orthopaedic Surgery and Rehabilitation

Safety and Complications associated with MRI-conditional external fixators in patients with tibial plateau fractures. Jonathan Gilling MD, **Russell Goode MD,** Brian Campfield MD, Brett Crist MD. *Accepted for Publication. Journal of Orthopaedic Trauma*

<u>Affiliations</u>

Clinical Faculty Member: Alabama College of Osteopathic Medicine
Clinical Faculty Member: University of South Alabama College of Medicine, Department of Orthopaedics

Memberships

GRAF Medical, Board of Directors (2020-current)
Business Council of Alabama, Board of Directors (2018-2021)
USA Medical Alumni Association, Board of Directors (2018-2020)
AO Trauma North America: Clinical Instructor
Orthopaedic Trauma Association
American Academy of Orthopaedic Surgeons
Alabama Orthopaedic Society
AOA Emerging Leaders Program
Alpha Omega Alpha
Orthopaedic Residents Fund LLC
Order of Fuse
International Association of Orthopedic Surgeons, 2017 Top Docs

Committees

Surgical Technician Advisory Board. Virginia College. 2011
Quality Improvement and Care Committee. University of South Alabama. 2012
Splinting/Fracture Management Course for Pediatric Department. 2013
USA Housestaff Association: Orthopaedic Representative. 2014
USA Chief Residents Committee: Orthopaedic Representative. 2014
MIMC Surgical Efficiency Steering Committee. 2018-19
MIMC Physician Practice Alignment Committee 2018-19
MIMC Physician Practice OR Subcommittee 2018-19
MIMC Credentialing Committee 2019-2020